Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject company: Coventry Health Care, Inc.

Commission File No. for Registration
Statement on Form S-4: 333-184041

The following slides related to the Aetna/Coventry transaction were presented at the Credit Suisse 2012 Healthcare Conference on November 14, 2012:

[GRAPHIC OMITTED]

CREDIT SUISSE 2012 HEALTHCARE CONFERENCE

Joseph M. Zubretsky
Senior Executive Vice President and CFO

NOVEMBER 14, 2012

[GRAPHIC OMITTED]

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Aetna
Inc. ("Aetna") has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 (File No. 333-184041), including Amendment
No. 1 thereto, containing a proxy statement/prospectus, and Coventry Health
Care, Inc. ("Coventry") has filed with the SEC a proxy statement/prospectus, and each of Aetna and Coventry has filed and will file other documents with respect to the proposed acquisition of Coventry. The registration statement was declared effective on October 18, 2012, and Aetna and Coventry commenced mailing the definitive proxy statement/prospectus to Coventry stockholders on or about
October 19, 2012. INVESTORS AND SECURITY HOLDERS OF COVENTRY ARE URGED TO READ
THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT HAVE BEEN
FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY
CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive proxy statement/prospectus and other documents filed with the SEC by Aetna or Coventry through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna's internet website at http://www.aetna.com or by contacting Aetna's Investor
Relations Department at 860-273-8204. Copies of the documents filed with the SEC by Coventry are available free of charge on Coventry's internet website at
http://www.cvty.com or by contacting Coventry's Investor Relations Department at
301-581-5717.

Aetna, Coventry, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Coventry is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February
28, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 6, 2012, and its Current Report on Form 8-K,
which was filed with the SEC on May 31, 2012. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February
24, 2012, its proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on April 9, 2012, and its Quarterly Report on Form 10-Q
for the quarter ended September 30, 2012, which was filed with the SEC on
October 25, 2012. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

Credit Suisse 2012 Healthcare Conference| November 14, 2012 Aetna Inc. 2

CAUTIONARY STATEMENT; ADDITIONAL INFORMATION

This document may contain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the
Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as
"anticipate," "believe," "continue," "could," "estimate," "expect," "explore,"
"evaluate," "intend," "may," "might," "plan," "potential," "predict," "project,"
"seek," "should," or "will" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control.

Statements in this document that are forward-looking, including Aetna's projections as to 2013 Medicare growth, the financial and operational impacts and benefits of the proposed Coventry transaction, the synergies that may result from the proposed transaction, the integration of the proposed transaction, operating earnings, weighted average diluted shares, operating earnings per share, fourth quarter 2012 financial and operating performance, medical membership, commercial medical cost trend, commercial medical benefit ratio, business segment operating SGandA ratio, net subsidiary dividends, excess cash flow generation, 2013 challenges and opportunities, and the impact of the pending transaction on any of these metrics, are based on management's estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna's control.

Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the implementation of health care reform legislation; the timing to consummate the proposed acquisition of Coventry Health Care, Inc.; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval for the proposed acquisition is delayed, is not obtained or is subject to conditions that are not anticipated;
our ability to achieve the synergies and value creation contemplated by the proposed acquisition; our ability to promptly and effectively integrate
Coventry's businesses; the diversion of management time on acquisition related issues; and changes in Aetna's future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will significantly impact our business operations and financial results, including our medical benefit ratios. Components of the legislation will be phased in over the next six years, and we will be required to dedicate material resources and incur material expenses during that time to implement health care reform. Many significant parts of the legislation, including health insurance exchanges, Medicaid expansion, the scope of "essential benefits," employer penalties and the implementation of minimum medical loss ratios, require further guidance and clarification both at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to repeal, amend, or restrict funding for various aspects of health care reform, and the possibility of additional litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect our business model, restrict funding for or amend various aspects of health care reform, limit our ability to price for the risk we assume and/or reflect reasonable costs or profits in our pricing, such as mandated minimum medical benefit ratios, eliminate or reduce ERISA pre-emption of state laws (increasing our potential litigation exposure) or mandate coverage of certain health benefits); our ability to differentiate our products and solutions from those offered by our competitors, and demonstrate that our products lead to access to better quality of care by our members;
unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu, increased COBRA participation rates or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; increases resulting from unfavorable changes in contracting or re-contracting with providers, and increased pharmacy costs);
failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to us; adverse changes in size, product mix or medical cost experience of membership; our ability to diversify our sources of revenue and earnings; adverse program, pricing or funding actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare and Medicaid Services'
star rating bonus payments; the ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; the ability to successfully implement our agreement with CVS Caremark Corporation on a timely basis and in a cost-efficient manner and to achieve projected operating efficiencies for the agreement; our ability to integrate, simplify, and enhance our existing information technology systems and platforms to keep pace with changing customer and regulatory needs; the success of our health information technology initiatives; our ability to successfully integrate our businesses
(including Medicity, Prodigy Health Group, PayFlex, and Genworth Financial
Inc.'s Medicare Supplement business and other businesses we may acquire in the future, including Coventry) and implement multiple strategic and operational initiatives simultaneously; managing executive succession and key talent retention, recruitment and development; the outcome of various litigation and regulatory matters, including guaranty fund assessments and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of our payment practices with respect to out-of-network providers and/or life insurance policies; reputational issues arising from our social media activities, data security breaches, other cybersecurity risks or other causes;
the ability to develop and maintain relations with providers while taking actions to reduce medical costs and/or expand the services we offer; our ability to maintain our relationships with third party brokers, consultants and agents who sell our products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; and a downgrade in our financial ratings. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna's 2011 Annual Report on Form 10-K ("Aetna's Annual Report"), Aetna's
Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (Aetna's
"First Quarter 10-Q"), Aetna's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (Aetna's "Second Quarter 10-Q") and Aetna's Quarterly Report
on Form 10-Q for the quarter ended September 30, 2012 (together with Aetna's
First Quarter 10-Q and Second Quarter 10-Q, Aetna's "Quarterly Reports"), each on file with the Securities and Exchange Commission (the "SEC"). You also should read Aetna's Annual Report and Aetna's Quarterly Reports for a discussion of
Aetna's historical results of operations and financial condition. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, when they will occur and what impact they will have on the results of operations, financial condition or cash flows of Aetna or Coventry. Neither Aetna nor Coventry assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

Credit Suisse 2012 Healthcare Conference| November 14, 2012 Aetna Inc. 3

WHO WE ARE: THE AETNA WAY

We put the people we serve at the center of everything we do

The Aetna Way outlines the values by which we live, as the foundation for our culture, strategy and how we run our business

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Credit Suisse 2012 Healthcare Conference| November 14, 2012 Aetna Inc. 4

COVENTRY TRANSACTION

[GRAPHIC OMITTED]

2012E Pro Forma Revenue: ~$50 billion

[GRAPHIC OMITTED]

[]   Responsibly shifts our mix towards higher growth government programs

[]   Substantially enhances Medicare and Medicaid businesses

[]   Enhances our local presence in key geographies

[]   Adds high cash flow non-regulated fee-based businesses

[]   Excellent financial returns -- Operating EPS accretion, ROIC, ROE

THE COVENTRY ACQUISITION STRENGTHENS AETNA'S CORE AND POSITIONS IT FOR GROWTH

Credit Suisse 2012 Healthcare Conference| November 14, 2012 Aetna Inc. 5

COVENTRY ACQUISITION IS CONSISTENT WITH AETNA'S STRATEGY

ADVANCING THE CORE

[]   Adds nearly 4 million medical members

[]   Adds 1.5 million PDP members

[]   Over 30% of PF 2012E Revenues from Government programs

EMERGING BUSINESSES

[]   Low cost platforms

[]   Value-based networks

[]   Local provider relationships

DEPLOY CAPITAL*

[]   2012P PF Parent Cash Flow of ~$2.3 billion

[]   2015P ROIC in the low double digits

[]   2015P ROE in the high teens

COVENTRY ENHANCES ALL ELEMENTS OF AETNA'S GROWTH STRATEGY

*    Return on Invested Capital (ROIC) and Return on Equity (ROE) projections exclude the impact of transaction and integration expenses

Credit Suisse 2012 Healthcare Conference| November 14, 2012 Aetna Inc. 6

FINANCIAL IMPACT

                               2012E       2013E     2014E     2015E
                      -------------- ----------- ------------ ------------------
      Operating EPS    No Change to   Modestly        $0.45        $0.90
             Impact        Guidance   Accretive
          Synergies                     Modest    Increasing  $400 million
                                                                 per year
 Transaction-related          Up to
          Expenses       $50 million $70 million
Integration Expenses         $250 to $300 million between 2013E and 2015E
     Transaction and
 Integration Expense     Transaction and Integration expenses excluded from
                                 Operating Earnings in all periods
             Impact
Operating EPS Impact
including Integration                   Slightly Increasingly      Highly
          Expenses                    Accretive    Accretive    Accretive

Note: Estimates based on current projections. Transaction and Integration costs are excluded from Operating EPS impacts in all periods. Synergies, transaction costs and integration costs are pre-tax. See notes at end of presentation for additional disclosures on financial metrics. Aetna may incur minimal integration expenses in 2012.

Credit Suisse 2012 Healthcare Conference| November 14, 2012 Aetna Inc. 7

SYNERGY BREAKDOWN

[GRAPHIC OMITTED]

Rationalize duplicative corporate and administrative functions

Modest medical management, PBM and provider network savings

~1 million additional members should improve the Operating Expense ratio by
~50bps, at constant mix

Streamline platforms and infrastructure on combined $1.5 billion of spending

Corporate Overlap ~33%

Fixed Cost Leverage ~33%

Other Savings ~15%

IT Rationalization ~20%

SYNERGY VALUE IS PROJECTED TO BUILD OVER TIME, AND REACH $400 MILLION PRETAX IN
2015

Credit Suisse 2012 Healthcare Conference| November 14, 2012 Aetna Inc. 8

OTHER POTENTIAL SYNERGIES

PBM
SYNERGIES

[]   Coventry PBM Contract Expiration:

--   2016: Medicare

--   2017: Commercial

[]   ~$15 billion in combined pharmacy spend

REVENUE SYNERGIES

[]   Enhanced growth through use of the Aetna brand

[]   Cross-sell potential for specialty products

CAPITAL
SYNERGIES

[]   The potential to enhance CVH's capital management over time

AETNA'S ACCRETION ESTIMATES ONLY INCLUDE COST SYNERGIES

Credit Suisse 2012 Healthcare Conference| November 14, 2012 Aetna Inc. 9

KEY STEPS FOR A SUCCESSFUL INTEGRATION

SIGNING TO CLOSING

[]   Engage integration teams

[]   Identification of duplicative functions

[]   Best practices benchmarking

[]   In-depth functional assessments

YEAR 1

[]   Focus on realizing initial SGandA synergies

[]   Elimination of public company costs

[]   Application of best practices

YEAR 2

[]   Additional SGandA synergies targeted

[]   Deploy better network discounts across portfolio

[]   Medical management

YEAR 3

[]   Run-rate SGandA synergies

[]   Continued network synergies realized

[]   Potential pharmacy synergies

WE HAVE ALREADY ASSEMBLED AN INTEGRATION TEAM

Credit Suisse 2012 Healthcare Conference| November 14, 2012 Aetna Inc. 10

2013 CHALLENGES AND OPPORTUNITIES

CHALLENGES

[]   Experience Rated Margin Pressure

[]   Commercial Insured Growth

[]   Net Investment Income

[]   Commercial ASC Growth

OPPORTUNITIES

[]   Government Revenues

[]   Share Repurchases

[]   2011 Acquisitions

[]   Positive fixed cost leverage

AETNA PROJECTS THAT 2013 OPERATING EPS WILL BE HIGHER THAN ITS CURRENT 2012
GUIDANCE

Credit Suisse 2012 Healthcare Conference| November 14, 2012 Aetna Inc. 11

CONCLUSION

[]   Our core business is performing and we are well positioned for growth

[]   Our emerging businesses continue to transform the network model

[]   We remain committed to our balanced deployment of capital

[]   The acquisition of Coventry will strengthen Aetna strategically and financially

[]   We expect 2012 business momentum to continue into 2013

Credit Suisse 2012 Healthcare Conference| November 14, 2012 Aetna Inc. 12

Footnotes

(1) Revenue and projected revenue exclude net realized capital gains of $17.3 million, $77.6 million reported by Aetna for the three and nine months ended September 30, 2012, respectively. Projected revenue also excludes any future net realized capital gains or losses and other items, if any, from total revenue. Aetna is not able to project the amount of future net realized capital gains or losses, and therefore cannot reconcile projected revenue to projected total revenue in any period.

Below is a reconciliation of Aetna's total revenue for the three months ended September 30, 2012, 2011, and 2010:

(Millions)		Three Months Ended September 30, 2012	September 30, 2011	September 30, 2010
Revenue, excluding net realized capital gains	(A)	$ 8,899.2	$ 8,396.7	$ 8,459.2
Net realized capital gains		17.3	78.6	79.6
Total revenue (GAAP measure)	(B)	$ 8,916.5	$ 8,475.3	$ 8,538.8
Y-O-Y increase in revenue, excluding net realzized capital gains		6.0 %	(.7) %	
Y-O-Y increase in total revenue (GAAP measure)		5.2 %	(.7) %	

(2) In order to provide useful information regarding Aetna's profitability on a basis comparable to others in the industry without regard to financing decisions, income taxes or amortization of other acquired intangible assets (each of which may vary for reasons not directly related to the performance of the underlying business), Aetna's pretax operating margin is based on operating earnings, as described in (3), excluding interest expense, income taxes and amortization of other acquired intangible assets. Management also uses pretax operating margin to assess Aetna's performance, including performance versus competitors.

Below is a reconciliation of Aetna's pretax operating margin (6) for the three months ended September 30, 2012 and 2011:

(Millions)		Three Months Ended September 30, 2012	September 30, 2011
Reconciliation to Income Before Income Taxes			
Operating earnings before income taxes, excluding interest expense and amortization of other acquired intangible assets	(C)	$ 905.0	$ 901.2
Interest expense		(64.7)	(59.7)
Amortization of other acquired intangible assets		(34.1)	(31.7)
Transaction-related costs		(13.8)	-
Loss on early extinguishment of long-term debt		(35.4)	-
Voluntary early retirement program		-	(137.0)
Net realized capital gains		17.3	78.6
Income before income taxes (GAAP measure)		$ 774.3	$ 751.4
Pretax operating margin	(C)/(A)	10.2 %	10.7 %
After-tax net income margin (GAAP measure)	(D)/(B)	5.6 %	5.8 %

Credit Suisse 2012 Healthcare Conference | November 14, 2012 Aetna Inc. 21

Footnotes (Continued)

(3)  Operating earnings, operating earnings per share, projected operating earnings and projected operating earnings per share exclude from net income net realized capital gains of $11.5 million ($17.3 million pretax) and
     $50.7 million ($77.6 million pretax) reported by Aetna for the three and nine months ended September 30, 2012, respectively, and $23.0 million
     ($35.4 million pretax) related to the loss on early extinguishment of long-term debt, and $12.5 million ($13.8 million pretax) of transaction
     -related costs related to the proposed Coventry acquisition, each reported by Aetna for the three and nine months ended September 30, 2012. Projected operating earnings and projected operating earnings per share also exclude from net income any future net realized capital gains or losses and other items, if any, that neither relate to the ordinary course of our business nor reflect our underlying business performance. Aetna is not able to project the amount of future net realized capital gains or losses or any such other items (other than projected transaction -related costs related to the proposed Coventry acquisition), and therefore cannot reconcile projected operating earnings per share to projected net income per share in any period. Although the excluded items may recur, management believes that operating earnings per share provide a more useful comparison of Aetna's underlying business performance from period to period. Net realized capital gains and losses arise from various types of transactions, primarily in the course of managing a portfolio of assets that support the payment of liabilities. However, these transactions do not directly relate to the underwriting or servicing of products for customers and are not directly related to the core performance of Aetna's business operations. In addition, management uses operating earnings to assess business performance and to make decisions regarding Aetna's operations and allocation of resources among Aetna's businesses. Operating earnings is also the measure reported to the Chief Executive Officer for these purposes.

     Below is a reconciliation of Aetna's operating earnings (6) to net income for the three months ended September 30, 2012 and 2011:

                                                                      Three Months Ended
                                                                  === ================== ==============
(Millions)                                                        September 30, 2012 September 30, 2011
============================================================= === ================== ==================
Summary of Results
Operating earnings                                                $     523.2        $   528.4
   Transaction-related costs, net of tax                                (12.5)             -
   Loss on early extinguishment of long-term debt, net of tax           (23.0)             -
   Voluntary early retirement program, net of tax                         -              (89.1)
   Net realized capital gains, net of tax                                11.5             51.1
============================================================= === === ============== === ==============
Net Income (GAAP measure)                                     (D) $     499.2        $   490.4
============================================================= === === ============== === ==============

Credit Suisse 2012 Healthcare Conference| November 14, 2012 Aetna Inc. 22

Footnotes (Continued)

Below is a reconciliation of Aetna's operating earnings per share [6] to net income for each quarter of 2012 through 2010:

	2012		
	First Quarter	Second Quarter	Third Quarter
Summary of Results Per Common Share			
Operating earnings	$ 1.34	$ 1.31	$ 1.55
Transaction-related costs, net of tax	-	-	(.04)
Loss on early extinguishment of long-term debt, net of tax	-	-	(.07)
Net realized capital gains, net of tax	.09	.01	.03
Net Income (GAAP measure)	$ 1.43	$ 1.32	$ 1.47

	2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Summary of Results Per Common Share				
Operating earnings	$ 1.43	$ 1.35	$ 1.40	$ 0.97
Voluntary early retirement program, net of tax	-	-	(.24)	-
Net realized capital gains, net of tax	.07	.04	.14	.05
Net Income (GAAP measure)	$ 1.50	$ 1.39	$ 1.30	$ 1.02

	2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Summary of Results Per Common Share				
Operating earnings	$ 0.98	$ 1.05	$ 1.00	$ 0.63
Litigation-related insurance proceeds, net of tax	.10	.03	.07	.04
Transaction-related costs, net of tax	-	-	-	(.11)
Severance and facilities charge, net of tax	-	-	-	(.07)
Net realized capital gains, net of tax	.20	.06	.12	.04
Net Income (GAAP measure)	$ 1.28	$ 1.14	$ 1.19	$ 0.53

Credit Suisse 2012 Healthcare Conference | November 14, 2012 Aetna Inc. 23

Footnotes (Continued)

(4)  Projected business segment operating expense ratio (Projected Business
     Segment Operating SGandA Ratio) is calculated by dividing operating expenses, excluding other items, by revenue, as described in (1), for our business segments, Health Care, Group Insurance and Large Case Pensions.
     Aetna is not able to project the amount of future net realized capital gains or losses or any such other items and therefore cannot reconcile the projected business segment operating expense ratio to a comparable GAAP measure.

(5)  Projected excess cash flow available to the parent after payment of estimated fixed charges, shareholder dividends, issuance and/or maturity of debt, and inclusive of estimated available cash from employee stock programs.

(6)  In addition to net realized capital gains, the following other items are excluded from operating earnings because we believe they neither relate to the ordinary course of our business nor reflect our underlying business performance:

     []   In the third quarter of 2012, we incurred transaction -related costs of $12.5 million ($13.8 million pretax) related to the proposed acquisition of Coventry. Transaction -related costs include $10.0 million of advisory, legal and other professional fees which are not deductible for tax purposes and are reflected in the GAAP Consolidated
          Statements of Income in general and administrative expenses as well as the cost of the bridge credit agreement, which is reflected in the
          GAAP Consolidated Statements of Income in interest expense.

     []   In the third quarter of 2012, we incurred a loss on the early extinguishment of long-term debt of $23.0 million ($35.4 million pretax) related to repurchases of certain of our outstanding senior notes.

     []   In July 2011, we announced a voluntary early retirement program. In connection with the voluntary early retirement program, we recorded a charge of $89.1 million ($137.0 million pretax) during the third quarter of 2011.

     []   In the fourth quarter of 2010, we recorded transaction -related costs of $43.1 million ($66.2 million pretax). These costs related to our
          Pharmacy Benefit Management Subcontract Agreement with CVS Caremark
          Corporation and the announced acquisition of Medicity Inc.

     []   Following a Pennsylvania Supreme Court ruling in June 2009, we recorded litigation -related insurance proceeds of $45.5 million ($70 million pretax), $13.0 million ($20.0 million pretax), $26.6 million
          ($41.0 million), $16.4 million ($25.3 million pretax) and $101.5 million ($156.3 million pretax) for the three months, six months, nine months and year ended December 31, 2010, respectively, from our liability insurers related to certain litigation we settled in 2003.

     []   In the fourth quarter of 2010 we recorded severance and facilities charges of $30.8 million ($47.4 million pretax). The 2010 severance and facilities charges related to actions taken in 2010 or committed to be taken in 2011.

Credit Suisse 2012 Healthcare Conference| November 14, 2012 Aetna Inc. 24